Filed by McCormick & Company, Incorporated
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Unilever PLC
(Commission File No. 001-04546)

Date: July 23, 2026

McCormick Announces Operating Model, Executive Team, and Secondary Listing Location for Combined Company

Combined Company to be Organized into Four Commercial Divisions Grounded in Flavor Leadership: Americas Consumer, International Consumer, Global Food Service, and Global Flavor

Combined Executive Team to Bring Together Top Global Talent from Both Businesses

Combined Company to Reflect Global Presence with Secondary Listing on London Stock Exchange and International Headquarters in the Netherlands

HUNT VALLEY, Md., July 23, 2026 /PRNewswire/ -- McCormick & Company, Incorporated (NYSE: MKC) ("McCormick"), today announces the planned operating model, Executive Team, and secondary listing location for the company following the closing of its proposed combination with Unilever’s Foods business (“Unilever Foods”)1, which is expected by mid-2027.

Brendan Foley, Chairman, President and Chief Executive Officer of McCormick, said, “First and foremost, I want to thank the dedicated integration planning teams for their diligent work. Our significant progress to date is a testament to McCormick’s unique track record and learnings from past integrations, the deep expertise from both organizations, and our collective focus on creating a differentiated global flavor leader.”

"Our planned operating model is designed to place consumers and customers at the center of the combined business, enabling disciplined execution, enhanced innovation, and sustainable long-term growth, while supporting a rewarding employee experience. Our anticipated Executive Team will bring together proven leaders from both McCormick and Unilever Foods, from a diverse set of backgrounds and skill sets, and with deep knowledge of our brands, categories, customers, and geographies, positioning us well to capitalize on our expanded global platform, realize expected synergies, and create value for all stakeholders.”

“Further, we are pleased to confirm, complementing our New York Stock Exchange listing, McCormick intends to seek a secondary listing on the London Stock Exchange. This, in combination with our International Headquarters and commitment to Unilever’s world-leading R&D facilities in the Netherlands and our Global Headquarters in Hunt Valley, Maryland, reinforces the global nature of the combined operations and positions us for ongoing success.”

Operating Model

Effective upon the transaction closing, McCormick will reorganize into four commercial divisions that are expected to be the reportable segments of the combined company:

●	Americas Consumer
●	International Consumer
●	Global Food Service
●	Global Flavor

1 Unilever Foods refers to the Foods business of Unilever PLC (“Unilever”), excluding Unilever's food business in India, Nepal, and Portugal; its Lifestyle & Nutrition business; its Buavita business; and its Lipton Ready-to-Drink business.

The Consumer business, which encompasses the combined company’s retail sales of herbs, spices, seasonings, cooking aids, condiments, and sauces, will be organized into two geographic divisions, reflecting its scale. The structure has been designed to enhance the combined company’s reach, strengthen its global brands tailored to local markets, and elevate the combined company’s innovation and product development capabilities. Americas Consumer will have $8 billion2 in 2025 in annual sales across North, Central, and South America. International Consumer will have $7 billion2 in 2025 annual sales across the rest of the world, including the EMEA and APAC regions.

Global Food Service will have $4 billion2 in 2025 in annual sales and provides a wide range of flavor products to operators of restaurants and in other away-from-home channels. This division will unite the unique capabilities of both businesses – Unilever’s expertise in back-of-house food service and chef-to-chef culinary capabilities and McCormick’s expertise in brand-driven front-of-house.

The Global Flavor division will have $2.5 billion2 in 2025 in annual sales and provides customized specialty flavors, seasonings, condiments, and coatings to global food, beverage, and consumer health companies, as well as restaurant chains. This division recognizes flavor as a critical global business with distinctive capabilities, strong customer relationships, and growth potential. By connecting customer needs, consumer insights, and technical expertise across markets, the Global Flavor division will accelerate innovation and deliver differentiated solutions that create value for customers around the world.

The commercial divisions will be supported by robust functions, organized for growth, scale, and disciplined execution. These functions will drive global efficiency and deliver best-in-class processes and standards across the combined organization.

Andrew Foust, McCormick’s Chief Integration Officer, said, “I am proud of the diligent execution and collaboration by our integration planning teams to lay the foundation for the combined company. The strong cultural alignment between our businesses reinforces our conviction in the strategic merits of this combination, and I am confident we have the right structure and leadership to execute on a successful integration upon closing.”

Following transaction closing, the combined company’s Integration Management Office will remain in place, with a dedicated senior leadership team that will oversee the execution of key integration goals by each commercial division. The office will also focus on overseeing an efficient exit from transition services agreements (“TSAs”), which will generally last up to 24 months following transaction closing, as well as synergy realization and the development of a unified organizational culture.

As previously shared, McCormick plans to provide further detail on anticipated revenue and cost synergies, as well as the anticipated scope of the TSAs, by the end of the third quarter.

Executive Team

As previously announced, upon transaction closing, Brendan Foley will remain Chairman, President and Chief Executive Officer, and Marcos Gabriel will remain Executive Vice President and Chief Financial Officer, of McCormick.

In alignment with the planned operating model, McCormick is pleased to announce the remainder of the combined company’s expected Executive Team, also effective upon the transaction closing. The leadership team reflects a balanced blend of talent drawn from both Unilever Foods and McCormick, bringing together proven leaders with a shared passion for creating a global leader in flavor and is representative of the combined company's global footprint.

2 Combined sales figure represents McCormick’s net sales for the fiscal year ended November 30, 2025, and Unilever Foods net sales based on 2025 preliminary carve-out financial information, prepared under IFRS and translated from EUR to USD at the Unilever 2025 average rate of ($1.124:€1.00). FY25 reflects McCormick’s business including McCormick de Mexico and Unilever Foods’ business excluding business in India, Nepal and Portugal; its Lifestyle & Nutrition business; its Buavita business; and its Lipton Ready-to-Drink business (together, “Excluded Businesses”). Unilever Foods' sales and other metrics are based on management estimates.

Subject to the closing of the transaction, the following individuals are expected to serve in the roles set forth below:

Division Leaders:

Andrew Foust, EVP, President Americas Consumer

Heiko Schipper, EVP, President International Consumer

Nuria Hernandez, EVP, President Global Food Service

Suzanne Roy, EVP, President Global Flavor

Function Leaders:

Tabata Gomez, EVP Chief Growth & Global Marketing Officer

Jennifer Han, EVP, Chief Supply Chain Officer

Guy Peri, EVP, Chief Information & Digital Officer

Sarah Piper, EVP, Chief Human Resources Officer

Jeff Schwartz, EVP, Chief Legal Officer

Heike Steiling, EVP, Chief R&D Officer

These leaders will be based across McCormick’s Global Headquarters in Hunt Valley, Maryland and the company’s International Headquarters in the Netherlands. More information about each of these executives is available at globalflavorleader.com.

Secondary Listing and International Headquarters

To complement its existing NYSE listing, McCormick intends to seek a secondary listing and admission of its shares to trading on the London Stock Exchange at closing3. This will facilitate capital flows and enhance overall liquidity for shareholders. This selection follows McCormick’s and Unilever’s commitment at transaction announcement to plan a secondary stock listing in Europe to reflect the global nature of Unilever's current shareholder base.

As previously announced, the combined company will also have an International Headquarters and maintain substantial presence in the Netherlands, where Unilever Foods has a long-standing presence and world-leading R&D capability that supports deep sector expertise.

McCormick will retain its primary stock listing on the New York Stock Exchange, and its Global Headquarters will remain in Hunt Valley, Maryland.

3 The shares would be admitted to the equity shares (international commercial companies secondary listing) category of the Official List maintained by the Financial Conduct Authority and to trading on the Main Market for listed securities of the London Stock Exchange.

About McCormick

McCormick & Company, Incorporated is a global leader in flavor. With approximately $7 billion in annual sales across 150 countries and territories, we manufacture, market, and distribute herbs, spices, seasonings, condiments and flavors to the entire food and beverage industry including retailers, food manufacturers and food service businesses. Our most popular brands with trademark registrations include McCormick, French's, Frank's RedHot, Stubb's, OLD BAY, Lawry's, Zatarain's, Ducros, Vahiné, Cholula, Schwartz, Kamis, DaQiao, Club House, Aeroplane, Gourmet Garden, FONA and Giotti. The breadth and reach of our portfolio uniquely position us to capitalize on the consumer demand for flavor in every sip and bite, through our products and our customers' products. We operate in two segments, Consumer and Flavor Solutions, which complement each other and reinforce our differentiation. The scale, insights, and technology that we leverage from both segments are meaningful in driving sustainable growth.

Founded in 1889 and headquartered in Hunt Valley, Maryland USA, McCormick is committed to its Purpose – To Make Life More Flavorful – and driven by its Vision - To be the World's Most Trusted Source of Flavor.

To learn more, visit: globalflavorleader.com, www.mccormickcorporation.com or follow McCormick & Company on Instagram and LinkedIn.

For information contact:

Investor Relations:
Faten Freiha - faten_freiha@mccormick.com

Global Communications:

Jill Marvin - jill_marvin@mccormick.com

Media Relations:

MKCmedia@fticonsulting.com

McCormick Cautionary Statement Regarding Forward Looking Statements

Certain information contained in this document that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words such as “will,” “aim,” “expects,” “anticipates,” “intends,” “looks,” “believes,” “vision,” “ambition,” “target,” “goal,” “plan,” “potential,” “work towards,” “may,” “milestone,” “objectives,” “outlook,” “probably,” “project,” “risk,” “continue,” “should,” “would be,” “seeks,” or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of McCormick. The forward-looking statements contained in this document include, without limitation, the anticipated benefits of, and our plans, strategies and objectives relating to, the pending transaction with Unilever Foods.

These and other forward-looking statements are based on management’s current views and assumptions. They are not historical facts, nor are they guarantees of future performance or outcomes. Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; (ii) the failure to obtain necessary regulatory approvals, approval of our shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; (iii) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (iv) direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; (v) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction; (vi) the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented; (vii) uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all; (viii) the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters; (ix) the risk that combined company financial information relating to the transaction, including anticipated combined company revenues, earnings, cash flows, capital expenditures, indebtedness and other financial metrics of the combined company; (x) the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected; (xi) the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; (xii) the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; (xiii) the ability of McCormick to manage additional debt and successfully de-lever following the transaction; and (xiv) the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; and other risks described in the company’s filings with the Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. Actual results could differ materially from those projected in the forward-looking statements. The company undertakes no obligation to update or revise publicly, any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Unilever Cautionary Statement Regarding Forward Looking Statements

This document may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘continue’, ‘should’, ‘would be’, ‘seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the pending transaction of Unilever Foods with McCormick. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Unilever Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement, the failure to obtain necessary regulatory approvals, approval of McCormick shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction, the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected, the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented, uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all, the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters, the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; the ability of McCormick to manage additional debt and successfully de-lever following the transaction; the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; Unilever' ability to innovate and remain competitive; Unilever' investment choices in its portfolio management; the effect of climate change on Unilever' business; Unilever' ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever' supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Unilever Group operates. Risk with respect to McCormick are further described in its filings with the US Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group’s filings with the London Stock Exchange, Euronext Amsterdam and the SEC, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

This document relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov.

The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick’s website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

Participants in Solicitation

McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick’s shareholders in connection with the proposed transaction. Information about McCormick’s directors and executive officers and their ownership of McCormick’s common stock is set forth in McCormick’s proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick’s securities have changed since the amounts printed in McCormick’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph.